Exhibit 7

MILLER NASH LLP	3400 U. S. Bancorp Tower
111 S.W. Fifth Avenue
Attorneys at Law	Portland, Oregon 97204-3699
111 SW Fifth Avenue	office 503.224.5858
Portland, Oregon 97024	fax 503.224.0155

Mary Ann Frantz, P.C.
maryann.frantz@millernash.com
(503) 205-2552 direct line

August 1, 2011
VIA E-MAIL JSullivan@qsii.com
AND VIA US Mail

Mr. James J. Sullivan
Executive Vice President and General Counsel
Quality Systems, Inc.
18111 Von Karman Avenue, Suite 600
Irvine, CA 92612

Subject:	Mr. Ahmed Hussein

Dear Mr. Sullivan:

In connection with the board meeting held on July 27, 2011, by Quality Systems, Inc. (“QSI”), Mr. Hussein reiterates his demand that his communication to the board (copy enclosed), opposing the proposed adoption of a revised insider trading policy that by its terms would impose additional restrictions on his ownership of QSI common stock, be included with the minutes of the meeting.  Mr. Hussein regards it as totally unacceptable that the QSI board has refused to include Mr. Hussein’s communication in the minutes or, even more seriously, to respond to it.

As Mr. Hussein has stated repeatedly, his percentage ownership in QSI is comparable to that of Sheldon Razin, yet his ability to participate in the governance of QSI’s affairs is marginalized by Mr. Razin with the complacent acquiescence of the other QSI directors.  His membership on the QSI board is attributable solely to his force of ownership under the cumulative voting provisions of the California statutes governing corporations.  As virtually all significant issues facing the QSI board are considered and decided at the committee level in advance of each board meeting, the refusal by the QSI board to appoint Mr. Hussein to any of the board committees violates the spirit of the California law and denies him the respect and participation to which he should be entitled as a significant shareholder.

In particular, Mr. Hussein is outraged by the board’s action in approving the revised insider trading policy, which he views as a form of harassment and an attempt to interfere with his legitimate property rights associated with his ownership of QSI common stock.  As the company knows, as referenced in Mr. Hussein’s 2008 proxy statement, he holds approximately 4.2 million QSI shares in brokerage accounts with margin capabilities.  The policy’s prohibition on holding QSI shares in a margin account infringes on Mr. Hussein’s individual rights with respect to his economic interest in his QSI shares.

Mr. Hussein has asked me to advise you that he refuses to abide by restrictions in the insider trading policy that are not mandated by or that go beyond the requirements of the federal and state securities laws, including regulations of the Securities and Exchange Commission (the “SEC”) and the listing rules of The Nasdaq Stock Market (“Nasdaq”), applicable to public companies, directors of such companies, and persons trading in the U.S. securities markets.  For example, he will not give QSI advance notice of his planned transactions in QSI shares.  He will, however, comply with all requirements of the securities laws and of rules and regulations of the SEC and Nasdaq, in consultation with counsel knowledgeable in such requirements, before undertaking any transactions or other actions relating to his ownership of QSI securities.

In the event that QSI publicly discloses the adoption of the revised insider trading policy, Mr. Hussein demands that such disclosure include a statement that he opposed adoption of the policy and has informed QSI that he will not comply with requirements imposed by the policy that exceed those of the federal and state securities laws, SEC regulations and Nasdaq listing rules.

Very truly yours,

/s/ Mary Ann Frantz
Mary Ann Frantz, P.C.

cc:	Mr. Ahmed Hussein
Mr. Cresswell Templeton
Mr. Paul Sweeney